Filed pursuant to Rule 424(b)(3)
SEC File No. 333-270478

PROSPECTUS SUPPLEMENT NO. 2
(to Prospectus dated April 1, 2024)

Sol-Gel Technologies Ltd.

6,560,000 ORDINARY SHARES

This prospectus supplement updates, amends and supplements the prospectus contained in our Registration Statement on Form F-1, effective as of May 5, 2023 (as supplemented or amended from time to time, the “Prospectus”) (Registration No. 333-270478). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This prospectus supplement is being filed to update, amend and supplement the information included in the Prospectus with information set forth below.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

Our ordinary shares are listed on the Nasdaq Stock Market LLC under the trading symbols “SLGL.” On July 19, 2024, the closing price for our ordinary shares on the Nasdaq Stock Market LLC was $0.821 per ordinary share.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 9 of the Prospectus and other risk factors contained in the documents incorporated by reference therein for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is July 22, 2024.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of July 2024

Commission File Number 001-38367

SOL-GEL TECHNOLOGIES LTD.
(Translation of registrant’s name into English)

7 Golda Meir Street
Ness Ziona 7403650, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Management Realignment

On July 15, 2024 the Company issued a press release entitled “Sol-Gel Technologies Announces Management Realignment”.

Attached hereto is the following exhibit:

Exhibit 99.1          Press release dated July 15, 2024

Proxy Materials for Annual Shareholder Meeting

Annexed hereto and incorporated herein by reference are copies of the following proxy materials being distributed by Sol-Gel Technologies Ltd. (the “Company”) to its shareholders in connection with the Company’s upcoming 2024 annual general meeting of shareholders, which is scheduled to be held on August 27, 2024:

Exhibit 99.2	Notice of 2024 Annual General Meeting, and Proxy Statement, each dated July 15, 2024.

Exhibit 99.3	Proxy Card for shareholders of record as of July 15, 2024.

The content of this report on Form 6-K (including the information contained in, Exhibits 99.1, 99.2 and 99.3 but excluding quotes of senior management of the Company in Exhibit 99.1) are hereby incorporated by reference into the Company's Registration Statements on Form S-8 (Registration Nos. 333-223915 and 333-270477) and its Registration Statement on Form F-3 (Registration No. 333-264190).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOL-GEL TECHNOLOGIES LTD.

Date: July 15, 2024,	By:	/s/ Eyal Ben-Or
Eyal Ben-Or
Chief Financial Officer